FREEDOM MOTORS, INC.



ANNUAL REPORT

1855 N. First St, Suite B
Dixon, CA 95620
(530) 756–1230
www.freedom-motors.com

This Annual Report is dated May 25, 2020.

BUSINESS

Freedom Motors (the "Company") has exclusively licensed the worldwide manufacturing and marketing rights to the Rotapower® rotary engine for all applications except aircraft and ducted fans. The Rotapower® engine is based on the Wankel rotary engine design and has a number of unique attributes including extraordinarily high power for its weight and volume, very low emissions, and free of vibration.

The Company will strive to be a prominent player in the clean energy revolution by providing world-class solutions that preserve our global environment. As a company, we will take pride in being guardians of the environment while promoting a working environment that thrives on problem-solving and innovating solutions to provide outstanding service and cost savings for our customers.

The Company's proposed Biogas Genset delivers a unique rotary engine solution to reducing our customers' biogas/methane emissions footprint as required by State and Federal agencies. Installation of these Biogas Gensets will allow for the generation of renewable energy in a much more cost-effective and environmentally sensitive manner while allowing gas emitters to achieve their required emission reduction objectives.

Previous Offerings

Between Sept 4, 2018 and Jan 4, 2019, we sold 70,906 [shares of common stock] in exchange for $1.50 USD per share under Regulation Crowdfunding.


REGULATORY INFORMATION


The company has not previously failed to comply with the requirements of Regulation Crowdfunding;


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION


Operating Results – 2018 Compared to 2017

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until late 2020. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for the next 12 months without revenue generation.

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $104,915.65.

Debt

Notes Payable
Since it formation, the Company has entered into a series of notes payable from existing stockholders for the aggregate proceeds of $1,707,849.50. The notes bear interest at 10% per annum with a variety of due dates. These notes are unsecured. The proceeds from these notes have been used to fund operations. As of June 30, 2018, the accrued interest in these notes is $639,849.87. Some of these notes are past their end date and terms are currently being renegotiated.

For Services Received
The Company received contract services from Moller International, for which the Company currently owes $2,550,879.00.


DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES


Our directors and executive officers as of the date hereof, are as follows:

Paul Moller, President
Dr. Subhash Paluru, Chief Executive Officer
David C Sastry, Chief Operating Officer, Board Member
Jim Toreson, Chairman of the Board

George Stevens, Chief Engineer
John D'Allesandro, Board Member
Frank Verbeke, Board Member
Kerry Bryant, Board Member
Mike Shanley, Marketing Manager for China
Jack Stewart, Public Relations Manager
Stephen Smith, Accounting Oversight Manager

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Paul Moller	21,032,220 shares		49%

RELATED PARTY TRANSACTIONS

Since it's formation, the Company has entered into a series of notes payable from existing stockholders for the aggregate proceeds of $1,707,849.50. The notes bear interest at 10% per annum with a variety of due dates. These notes are unsecured. The proceeds from these notes have been used to fund operations. As of June 30, 2018, the accrued interest in these notes is $639,849.87. Some of these notes are past their end date and terms are currently being renegotiated.

Since Freedom Motors was founded in 2001, it has relied on contract services from Moller International in the development of it's products. At present, this amounts to $2,550,879.00 in total for contract engineering design services from Moller International. Moller International, as an affiliate of Freedom Motors, has not specified any requirements on repayment for these services, and only expects repayment if and when business conditions permit and with the agreement of the Freedom Motors board of directors.

OUR SECURITIES

Our authorized capital stock consists of 50,000 shares of common stock, par value $0.0001 per share. As of December 31, 2018, 42,272,942 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.
If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

FREEDOM MOTORS, INC.

By

Name: Subhash Paluru, Ph.D.

Title: Chief Executive Officer

FINANCIAL STATEMENTS

FREEDOM MOTORS, INC
BALANCE SHEETS
FOR THE YEAR ENDED JUNE 30, 2019
(unaudited)

Freedom Motors, Inc.
Balance Sheet as of

		6/30/2019
ASSETS		
Current Assets		
Cash	$	(848)
Accounts Receivable	$	-
Loans to Employees	$	33,375
Security Deposit	$	11,493
Engine Parts Inventory	$	150,000
Total Current Assets	$	194,020
Long-Term Assets		
Equipment	$	141,606
Accumulated Depreciation	$	(141,606)
Total Long-Term Assets	$	-
TOTAL ASSETS	$	194,020
LIABILITIES		
Short Term Loans	$	243,347
Other Liabilities	$	17,589
Long Term Note Payable	$	1,925,866
Long Term Interest Due	$	715,916
Due to Affiliate	$	2,165,485
Total Liabilities	$	5,068,263
OWNERS EQUITY		
Common Stock	$	4,358
Addtl. Paid in Capital	$	5,335,272

Accumulated Deficit	$	(9,980,829)
TOTAL LIABILITIES & OWNERS' EQUITY	$	427,064

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2019
(unaudited)

Freedom Motors Inc.
Statement of Operations

	Twelve Months ended June 30, 2019	
Income		
Sale of Existing Inventory	$ 4,845	
Miscellaneous Income	$	26,417
Total Income	$	31,262
Gross Profit	$	31,262
Expenses		
Advertising and Promotion	$	3,668
Automobile Expense	$	566
Bank Service Charges	$	586
Dues and Subscriptions	$	2,563
Insurance Expense	$	831
Interest	$ 76,126	
Janitorial Expense	$ 200	
Late Fee		
Legal & Professional Fees	$	2,305
Meals	$	403
Moving Costs		
Office Expenses	$	4,131
Patents		
Payroll		
Professional Fees	$	14,662
Purchases	$	61
Rent Expense	$	99,428
Repairs and Maintenance		
Shop Supplies	$	1,634
Travel Expense		
Utilities	$	29,455
Total Expenses	$	236,619
Net Operating Income	$	(205,357)
Net Income	$	(205,357)

STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2019
(unaudited)

| | Common Stock | | Additional Paid in Capital | Total Stockholders' Equity |
	Shares	Amount		
June 30, 2018	42,202,036	$ 4,220	$ 5,229,793	$ 4,220
June 30, 2019	43,577,577	$ 4,358	$ 5,355,272	$ 4,358

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2019
(unaudited)

Freedom Motors, Inc.
Statement of Cash Flows

	Twelve Months ending June 30, 2019
OPERATING ACTIVITIES	
Net Income	$ (205,357)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Employee Advances	
Loans to Employees	$ (13,403)
Accounts Payable	
Loans Payable within 12 Months	$ 43,093
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 29,690
Net cash provided by operating activities	$ (175,667)
FINANCING ACTIVITIES	
Moller International	$ (310)
National Funding	$ (10,486)
Notes Payable:Long Term Notes Payable	$ 218,017
Notes Payable:Long Term Notes Payable:Long Term Interest Due	$ 76,126
Additiional Paid in Capital	$ 127,979
Common Stock	$ 138
Retained Earnings	$ (186,017)
Net cash provided by financing activities	$ 225,447
Net cash increase for period	$ 49,780

CERTIFICATION

I, Subhash Paluru, Principal Executive Officer of Freedom Motors, Inc., hereby certify that the financial statements of Freedom Motors, Inc. included in this Report are true and complete in all material respects.



Principal Executive Officer

I, _____Paul S. Moller_____ (Print Name), the ___Chief Executive Officer___ (Principal Executive Officers) of _____Freedom Motors, Inc.___ (Company Name), hereby certify that the financial statements of _____Freedom Motors, Inc.___ (Company Name) and notes thereto for the periods ending ___June 30, 2017___ (beginning date of review) and ___June 30, 2018___ _____(End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $___0___; taxable income of $_0_____ and total tax of $_0_____.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the ___JULY 19 2018___ (Date of Execution).



_____ (Signature)

_____CEO_____ (Title)

___JULY 19 2018___ (Date)

FREEDOM MOTORS, INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
June 30, 2017 and 2018

Freedom Motors, Inc.
Index to Financial Statements
(unaudited)

FREEDOM MOTORS, INC
BALANCE SHEETS
FOR THE YEARS ENDED JUNE 30, 2017 AND 2018
(unaudited)

Freedom Motors, Inc.

Balance Sheet as of

		6/30/2018	6/30/2017
ASSETS			
	Current Assets		
	Cash	$ 878	$ 1,060
	Accounts Receivable	$ -	$ -
	Loans to Employees	$ 29,998	$ 7,502
	Security Deposit	$ 11,493	$ 11,493
	Engine Parts Inventory	$ 150,000	$ 150,000
	Total Current Assets	$ 192,369	$ 170,055
	Long-Term Assets		
	Equipment	$ 141,606	$ 141,606
	Accumulated Depreciation	$ (141,606)	$ (141,606)
	Total Long-Term Assets	$ -	$ -
TOTAL ASSETS		$ 192,369	$ 170,055
LIABILITIES			
	Short Term Loans	$ 192,139	$ -
	Other Liabilities	$ -	$ 21,927
	Long Term Note Payable	$ 1,707,850	$ 1,547,850
	Long Term Interest Due	$ 639,850	$ 477,416
	Due to Affiliate	$ 2,212,215	$ 2,227,456
	Total Liabilities	$ 4,752,054	$ 4,274,649
OWNERS EQUITY			
	Common Stock	$ 4,220	$ 4,202
	Addtl. Paid in Capital	$ 5,229,793	$ 5,177,296
	Accumulated Deficit	$ (9,345,160)	$ (9,084,708)
TOTAL LIABILITIES & OWNERS' EQUITY		$ 192,369	$ 170,055

FREEDOM MOTORS, INC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JUNE 30, 2017 AND 2018
(unaudited)

Freedom Motors Inc.
Statement of Operations

	Twelve Months ended June 30, 2018		Twelve Months ended June 30, 2017	
Income				
Miscellaneous Income	$	3,150		
Total Income	$	3,150	$	-
Gross Profit	$	3,150	$	-
Expenses				
Advertising and Promotion	$	69	$	(3,088)
Automobile Expense	$	824	$	1,037
Bank Service Charges	$	211	$	297
Business Promotion	$	569		
Dues and Subscriptions	$	610	$	829
Equipment Rental	$	1,168	$	851
Insurance Expense	$	2,266	$	1,252
Interest	$	162,434	$	108,886
Janitorial Expense			$	198
Late Fee			$	(10)
Legal & Professional Fees	$	78,325	$	10,250
Licenses and Permits	$	3,167	$	(975)
Meals	$	759	$	848
Moving Costs			$	789
Office Expenses	$	5,261	$	3,814
Patents	$	695		
Payroll	$	1,900	$	44,548
Professional Fees	$	3,840	$	(11,086)
Purchases	$	271		
Rent Expense	$	145,782	$	115,745
Repairs and Maintenance	$	2,864	$	296
Shop Supplies	$	3,209	$	2,005
Travel Expense	$	1,194	$	1,888
Utilities	$	46,681	$	27,060
Total Expenses	$	462,098	$	305,432
Net Operating Income	$	(458,948)	$	(305,432)
Other Income				
Other Miscellaneous Income	$	11,445		

Total Other Income	$	11,445	$	-
Other Expenses				
Penalties & Settlements	$	1,035		
Total Other Expenses	$	1,035	$	-
Net Other Income	$	10,410	$	-
Net Income	$	(448,538)	$	(305,432)

FREEDOM MOTORS, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 2017 AND 2018
(unaudited)

| | Common Stock | | | Total |
	Shares	Amount	Additional Paid in Capital	Stockholders' Equity
June 30, 2016	41,810,358	$ 4,181	$ 5,035,470.59	$ 4,181
June 30, 2017	42,023,749	$ 4,202	$ 5,177,295.97	$ 4,202
June 30, 2018	42,202,036	$ 4,220	$ 5,229,793.02	$ 4,220

FREEDOM MOTORS, INC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2017 AND 2018
(unaudited)

Freedom Motors, Inc.
Statement of Cash Flows

	Twelve Months ending June 30, 2018	Twelve Months ending June 30, 2017
OPERATING ACTIVITIES		
Net Income	$ (448,538)	$ (305,432)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Employee Advances		$ (2,915)
Loans to Employees	$ (42,493)	$ (2,483)
Accounts Payable		$ (24,240)
Everest Business Funding	$ (19,445)	$ (6,800)
Loans Payable within 12 Months	$ 192,139	
Payroll Liabilities	$ (2,482)	$ (7,518)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 127,720	$ (43,957)
Net cash provided by operating activities	$ (320,818)	$ (349,389)
FINANCING ACTIVITIES		
Moller International	$ (15,241)	$ (63,568)
Notes Payable:Long Term Notes Payable	$ 160,000	$ 493,241
Notes Payable:Long Term Notes Payable:Long Term Interest Due	$ 162,434	$ 108,886
Additiional Paid in Capital	$ 52,497	$ 141,825
Common Stock	$ 18	$ 21
Retained Earnings	$ (59,069)	$ (361,147)
Net cash provided by financing activities	$ 300,640	$ 319,259
Net cash increase for period	$ (20,179)	$ (30,130)

NOTE 1 – NATURE OF OPERATIONS

Freedom Motors, Inc. was formed on April 16, 1997 ("Inception") in the State of Nevada. The financial statements of Freedom Motors, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dixon, CA.

Freedom Motors, Inc. (the Company) has exclusively licensed the worldwide manufacturing and marketing rights to the Rotapower® rotary engine for all applications except aircraft and ducted fans. The Rotapower® engine is based on the Wankel rotary engine design and has a number of unique attributes including extraordinarily high power for its weight and volume, very low emissions, and free of vibration.

The Company will strive to be a prominent player in the clean energy revolution by providing world-class solutions that preserve our global environment. As a company, we will take pride in being guardians of the environment while promoting a working environment that thrives on problem-solving and innovating solutions to provide outstanding service and cost savings for our customers.

The Company's proposed Biogas Genset delivers a unique rotary engine solution to reducing our customers' biogas/methane emissions footprint as required by State and Federal agencies. Installation of these Biogas Gensets will allow for the generation of renewable energy in a much more cost-effective and environmentally sensitive manner while allowing gas emitters to achieve their required emission reduction objectives.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2017 and 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sales of goods directly to consumers when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for the past three years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Notes Payable
Since it formation, the Company has entered into a series of notes payable from existing stockholders for the aggregate proceeds of $1,707,849.50. The notes bear interest at 10% per annum with a variety of due dates. These notes are unsecured. The proceeds from these notes have been used to fund operations. As of June 30, 2018, the accrued interest in these notes is $639,849.87. Some of these notes are past their end date and terms are currently being renegotiated.

For Services Received
The Company received contract services from Moller International, for which the Company currently

owes $2,550,879.00.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The company has rented office space in Dixon, CA since July 1, 2016. The lease has a 5 year term with a monthly rent of $10,413, with options to renew with two 5 year options.

Dr. Paul Moller is currently in litigation with the new owner of 1222 Research Park Dr., Davis, CA. Dr. Moller sold this property to the current owner, and there is an ongoing dispute over the responsible party for property taxes. Freedom Motors was previously a tenant at this location.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 50,000,000 shares of our common stock with par value of $0.0001. As of June 30, 2018 the company has currently issued 42,202,036 shares of our common stock.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after July 1, 2018 through July 10, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

NOTE 7 – RELATED PARTY TRANSACTIONS

Since it formation, the Company has entered into a series of notes payable from existing stockholders for the aggregate proceeds of $1,707,849.50. The notes bear interest at 10% per annum with a variety of due dates. These notes are unsecured. The proceeds from these notes have been used to fund operations. As of June 30, 2018, the accrued interest in these notes is $639,849.87. Some of these notes are past their end date and terms are currently being renegotiated.

Since Freedom Motors was founded in 2001, it has relied on contract services from Moller International in the development of it's products. At present, this amounts to $2,550,879.00 in total for contract engineering design services from Moller International. Moller International, as an affiliate of Freedom Motors, has not specified any requirements on repayment for these services, and only expects repayment if and when business conditions permit and with the agreement of the Freedom Motors board of directors.